SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 02 April 2026
Exhibit 1.2	Director/PDMR Shareholding dated 07 April 2026
Exhibit 1.3	Director/PDMR Shareholding dated 14 April 2026
Exhibit 1.4	Director/PDMR Shareholding dated 30 April 2026
Exhibit 1.5	Director/PDMR Shareholding dated 30 April 2026
Exhibit 1.6	Director/PDMR Shareholding dated 30 April 2026

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.98324	5,423
d)	Aggregated information - Volume - Price - Total	5,423 £ 5.98324 £ 32,447.11
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	EVP production & operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.98324	6,824
d)	Aggregated information - Volume - Price - Total	6,824 £ 5.98324 £ 40,829.63
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.98324	7,436
d)	Aggregated information - Volume - Price - Total	7,436 £ 5.98324£ 44,491.37
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emeka Emembolu
2	Reason for the notification
a)	Position/status	EVP, technology
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.98324	2,341
d)	Aggregated information - Volume - Price - Total	2,341 £ 5.98324 £ 14,006.76
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.841	58
d)	Aggregated information - Volume - Price - Total	58 £5.841 £338.78
e)	Date of the transaction	02 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birell
2	Reason for the notification
a)	Position/status	EVP Production & Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.841	110
d)	Aggregated information - Volume - Price - Total	110 £5.841 £642.51
e)	Date of the transaction	02 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP Legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.841	20
d)	Aggregated information - Volume - Price - Total	20 £5.841 £116.82
e)	Date of the transaction	02 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emeka Emembolu
2	Reason for the notification
a)	Position/status	EVP Technology
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.841	14
d)	Aggregated information - Volume - Price - Total	14 £5.841 £81.77
e)	Date of the transaction	02 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.841	242
d)	Aggregated information - Volume - Price - Total	14 £5.841 £1413.52
e)	Date of the transaction	02 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.805	5
d)	Aggregated information - Volume - Price - Total	5 £5.805 £29.03
e)	Date of the transaction	10 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP, legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.805	65
d)	Aggregated information - Volume - Price - Total	65 £5.805 £377.33
e)	Date of the transaction	10 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	EVP, production & operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.805	65
d)	Aggregated information - Volume - Price - Total	65 £5.805 £377.33
e)	Date of the transaction	10 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	EVP, customers & products
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.805	65
d)	Aggregated information - Volume - Price - Total	65 £5.805 £377.33
e)	Date of the transaction	10 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.805	65
d)	Aggregated information - Volume - Price - Total	65 £5.805 £377.33
e)	Date of the transaction	10 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

Buy-out award for incoming chief executive officer

BP p.l.c. (the "Company") announces that on 29 April 2026 it granted the following share awards (the "Awards") to Meg O'Neill in connection with her appointment as the Company's chief executive officer which took effect from 1 April 2026. The Awards were granted pursuant to a bespoke share plan as permitted by UKLR 9.3.2R established for the purpose of granting these one-off awards and on the terms set out in a Deed of Grant (the "Deed") dated 29 April 2026.

Level and purpose of Award
The Awards have been granted to replace the remuneration forfeited by Ms O'Neill on leaving her previous employer, Woodside Energy Group Ltd (Woodside) and are consistent with the 2026 directors' remuneration policy and as disclosed in the 2025 directors' remuneration report.

The foregone remuneration comprised a combination of restricted share awards and performance share awards with overlapping vesting periods extending up to five years.

Structure of the Award
The Awards take the following forms:

● Restricted share awards, which replace forfeited restricted share awards and performance share awards due to vest in 2027 and 2028, with in-flight performance valued at 50% of maximum and,
● Performance share awards, which replace the forfeited unvested performance share awards and are subject to the Company's relative TSR performance.

The number of shares subject to the Awards has been calculated using the 90-day average share prices of bp and Woodside and the applicable foreign exchange rate, in each case prior to the effective date of Ms O'Neill's appointment on 1 April 2026.

Number of shares subject to award

Name	Award
Meg O'Neill	1,901,277 ordinary shares - Restricted Share Award
809,232 ordinary shares - Performance Share Award

The Awards will vest over a period of five years subject to the terms as set out in the Deed and in the case of the Performance Share Award, satisfaction of applicable performance conditions.

Ms O'Neill will be entitled to receive dividend equivalents payable in cash in respect of Restricted Share Awards and in shares on vesting in respect of Performance Share Award.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Meg O'Neill
2	Reason for the notification
a)	Position/status	chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of conditional restricted share awards over ordinary shares pursuant to a bespoke buy-out award arrangement
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,901,277
d)	Aggregated information - Volume - Price - Total	1,901,277 Nil consideration. Market value: £4.84 Nil consideration. Market value: £9,202,181
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Meg O'Neill
2	Reason for the notification
a)	Position/status	chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of conditional performance share awards over ordinary shares pursuant to a bespoke buy-out award arrangement
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	809,232
d)	Aggregated information - Volume - Price - Total	809,232 Nil consideration. Market value: £4.84 Nil consideration. Market value: £3,916,683
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2026-2028 award

BP p.l.c. (the "Company") announces that, on 29 April 2026, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the rules of the Plan and the 2026 directors' remuneration policy (the "Policy") and as provided for in the 2025 directors' remuneration report (the "Report"), both of which were approved by shareholders at the Annual General Meeting ("AGM") held on 23 April 2026.

Level of award
The People & Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer (pro-rated to her employment start date of 1 April 2026) and the deputy chief executive officer and at 450% of base salary for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the AGM that was held on 23 April 2026 (£5.18).

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards where it considers that outcome does not appropriately reflect shareholder experience over the performance period.

Performance conditions
As set out in the Policy and Report, Awards are subject to a three-year performance period and will vest on the Vesting Date, being the later of the third anniversary of grant and the determination of performance against a combination of the following financial and strategic measures:

● Relative total shareholder return (30%) assessed against a benchmarking group, comprising Chevron, Eni, ExxonMobil, Shell and TotalEnergies;
● Return on average capital employed (25%);
● Adjusted free cash flow (25%); and
● Cumulative reduction percentage in operated carbon emissions (20%).

Number of shares subject to award

Name	Award
Meg O'Neill*	1,415,701 ordinary shares
Carol Howle**	1,455,598 ordinary shares
Kate Thomson	776,640 ordinary shares

* The award has been pro-rated to reflect Ms O'Neill's employment start date of 1 April 2026.
** Although as deputy chief executive officer Carol Howle is not an executive director, she is eligible to receive the Awards in line with the Policy and Report.

Upon vesting at the Vesting Date, any vested shares will normally be subject to a further three-year retention period ending on the sixth anniversary of the commencement of the performance period (31 December 2031).

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Meg O'Neill
2	Reason for the notification
a)	Position/status	chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,415,701 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,415,701
d)	Aggregated information - Volume - Price - Total	1,415,701 Nil consideration. Market value £5.18 Nil consideration. Market value £7,333,331
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Deputy chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,455,598 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,455,598
d)	Aggregated information - Volume - Price - Total	1,455,598 Nil consideration. Market value £5.18 Nil consideration. Market value £7,539,997
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	776,640 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	776,640
d)	Aggregated information - Volume - Price - Total	776,640 Nil consideration. Market value £5.18 Nil consideration. Market value £4,022,995
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP deferred shares 2025 award

BP p.l.c. (the "Company") announces that on 29 April 2026 the following conditional share award (the "Award") was made to the chief financial officer under the bp Executive Directors' Incentive Plan (the "Plan").  The Award was made in accordance with the rules of the Plan and the 2026 directors' remuneration policy (the "Policy") and as provided for in the 2025 directors' remuneration report (the "Report"), which were approved by shareholders on 23 April 2026.

Level of award
The Award represents fifty per cent of the 2025 annual bonus which is required to be deferred into ordinary shares. In calculating the number of bp shares over which this Award has been made, the People & Remuneration Committee (the "Committee") has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 23 April 2026 (£5.18).

Number of shares subject to award
Name	Award
Kate Thomson	149,178 ordinary shares

These Award will vest in three years in accordance with the rules of the Plan. The chief financial officer will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	149,178 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
ss	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	149,178
d)	Aggregated information - Volume - Price - Total	149,178 Nil consideration. Market value £5.18 Nil consideration. Market value £772,740
e)	Date of the transaction	29 April 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 May 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary
&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;